Form 51-102F3

MATERIAL CHANGE REPORT

Item 1 -

Name and Address of Company

Asia Pacific Resources Ltd. (the “Company”)
Unit 1 – 15782 Marine Drive

White Rock, BC, Canada

V4B 1E6

Item 2 -

Date of Material Change

April 20, 2006

Item 3 -

News Release

The Company issued a press release on April 20, 2006 through the facilities of CCN Matthews, a copy of which has been filed on SEDAR.

Item 4 -

Summary of Material Change

Asia Pacific Resources Ltd. (the “Company”) announced that it has received conditional approval from the Toronto Stock Exchange to extend the expiry date of its outstanding share purchase warrants and broker warrants from May 26 to July 26, 2006.

Item 5 -

Full Description of Material Change

Asia Pacific Resources Ltd. announced that it has received conditional approval from the Toronto Stock Exchange to extend the expiry date of its outstanding share purchase warrants and broker warrants from May 26 to July 26, 2006. The extension does not apply to warrants held by Olympus Capital Holdings Asia I, L.P. which owns approximately 46.4% of the outstanding shares of Asia Pacific and warrants to acquire approximately 27.8 million common shares.

On March 17, 2006 Asia Pacific announced that it had entered into a pre-acquisition agreement with SRMT Holdings Limited (the "Offeror").  The Offeror is an indirect wholly-owned subsidiary of Italian-Thai Development Public Company Limited ("ITD"), a public company domiciled in the Kingdom of Thailand.  Pursuant to the pre-acquisition agreement, the Offeror mailed, on April 19th, the take-over bid circular in respect of an offer to purchase (the "Offer") a maximum of 612,000,000 common shares of Asia Pacific on the basis of C$0.1425 per share and an offer to purchase all of the share purchase warrants of Asia Pacific on the basis of $0.0175 per warrant (being the difference between the offer price for the common shares and the exercise price of the warrants).

The directors of Asia Pacific have unanimously determined that the Offer for the common shares and share purchase warrants is in the best interests of Asia Pacific and is fair to the holders of Asia Pacific shares and Asia Pacific warrants from a financial point of view and unanimously recommend that holders of such securities accept the offer and tender their common shares and warrants to the offer.  The Directors’ Circular is being mailed together with the Offer.

Both the Offer and the Asia Pacific Directors’ Circular will be available on www.sedar.com following mailing.

Item 6 -

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 -

Omitted Information

No information has been omitted from this material change report.

Item 8 -

Executive Officer

Doris Meyer, Assistant Corporate Secretary

Unit 1 – 15782 Marine Drive

White Rock, BC V4B 1E6

Telephone:

604-536-2711

Item 9 -

Date of Report

May 1, 2006

ASIA PACIFIC RESOURCES LTD.

Per:

/s/ “Doris Meyer”

Doris Meyer
Assistant Corporate Secretary

2